July 29, 2022

VIA EDGAR

Deborah O'Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Asia Pacific High Income Bond ETF (the “Fund”)

(File Nos. 333-180870 and 811-22698)

Dear Ms. O’Neal:

On June 2, 2022, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 305 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 305”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001829126-22-012728).

On July 18, 2022 you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 305. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 305. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a post-effective amendment.

Prospectus:

1.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.68%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.68%

*Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
July 29, 2022

Example

1 Year	3 Years	5 Years	10 Years
$69	$218	$379	$847

2.	The Fund includes “Real Estate Sector Risk” as a principal risk of the Fund. Please clarify in the “Principal Investment Strategies” section to what extent the Fund invests in real estate.

RESPONSE: The Registrant has added disclosure in the “Principal Investment Strategies” section indicating that the Fund may invest in the Real Estate sector as part of its principal investment strategies.

3.	The Staff notes that the prior performance of the Composite in the “Prior Performance of Similar Accounts Managed by Nikko Asset Management Americas, Inc.” section (“Prior Performance section”) of the prospectus has been adjusted for certain fees and expenses as stated in the third paragraph of that section, please confirm that the adjustments to the Composite’s fees and expenses has not resulted in performance that is higher than the Composite’s actual performance.

RESPONSE: The Registrant has deleted the third paragraph in the Prior Performance section and has added the following sentence to the section:

Net returns are presented net of actual investment management fees, trading commission and administration fees.

4.	Please confirm that the Sub-Adviser maintains the books and records required pursuant Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended, to support the calculation of Composite’s performance in the Prior Performance section.

RESPONSE: The Registrant confirms that the Sub-Adviser maintains the necessary books and records required by Rule 204-2(a)(16) to support the calculation of Composite’s performance.

5.	In the “Buying and Selling Shares” section, please add Juneteenth to the list of holidays on which secondary markets are generally closed.

RESPONSE: The Registrant confirms that Juneteenth has been added to the list of holidays on which secondary markets are generally closed.

Securities and Exchange Commission
July 29, 2022

SAI:

6.	On page 68, in the “Acceptance of Orders for, and Issuance of, Creation Units” section of the SAI, please delete the statement that “the Fund reserves the absolute right to reject or revoke acceptance of a creation order, including if…(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;… [and] (vi) acceptance of a Fund Deposit would, in the discretion of the Fund or Krane, have an adverse effect on the Fund or the rights of Beneficial Owners.” We recognize that this disclosure may be derived from statements related to exemptive relief obtained by Trust. However, in connection with the recent adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See, Exchange-Traded Funds, Release No. 33-10515, at pp.67-68 (June 28, 2018).

RESPONSE: The Registrant has revised the abovementioned disclosure as follows:

The Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a creation order for any reason, provided that such action is not in contravention of Rule 6c-11. For example, the Fund may reject or revoke acceptance of a creation order, including ~~if~~, but not limited to, when (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified~~; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund~~; (iv) acceptance of the Fund Deposit is not legally required or would, in the opinion of counsel, be unlawful; ~~(vi) acceptance of a Fund Deposit would, in the discretion of the Fund or Krane, have an adverse effect on the Fund or the rights of Beneficial Owners;~~ or (~~vii~~v) circumstances outside the control of the Fund, the Distributor and Krane make it impracticable to process purchase orders.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP